News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	January 9, 2023

 Seabridge Gold's Iskut Drill Program Expands its Bronson Deposit
 and Identifies its Source
Drilling Discovers a Large Mineralized Breccia Pipe Expected to have a New
Porphyry Au-Cu System as its Source
Hole 5 Returns 174.4m of 0.86 gpt Au and 0.34% Cu

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that 2022 core drilling discovered an unusually large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit at its 100%-owned Iskut project in northwestern British Columbia's Golden Triangle. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is being planned to (1) target an increase in the Bronson gold-copper resource and (2) find the intrusive source of the breccia pipe.

Seabridge Chairman and CEO Rudi Fronk commented: "Our team proposed a porphyry gold-copper source for the historical Bronson Slope resource and our program was designed to test this concept. The results from the pipe confirm our concept was correct. The next step is to locate the source of the pipe. All the evidence we have gathered as well as the historical precedents tell us the source is a gold-copper porphyry intrusive similar in age to those we discovered at our nearby KSM project. We have also identified other related opportunities at Iskut within a regional trend that, similar to our KSM district, could host multiple porphyry deposits.  Our plan for 2023 is to prioritize locating the source of the breccia pipe and carrying what we learn across the rest of our large Iskut property".

Seabridge completed 10 drill holes at the Iskut project this past season, totaling 10,162 meters. Assay results have been compiled (see below). Drill holes SBS-22-01 through 04 were collared on the margins of the Bronson Slope resource and drilled at various orientations to evaluate the dip projection of the resource. Intervals in these holes that correspond with the existing Bronson Slope resource are consistent with the interpolated block grades. Below the resource, hole SBS-22-01 also encountered a short interval of the quartz-magnetite breccia pipe.

Drill holes SBS-22-05, 06, 08, 09 and 10 targeted the quartz-magnetite breccia pipe below the Bronson Slope resource. These holes encountered a complexly brecciated massive quartz-magnetite pipe-like body. The feature has an indicated diameter of about 320 meters containing varying size clasts of wall rock, chiefly porphyritic monzonite, and Triassic sedimentary rocks in a matrix of quartz-magnetite.  Clasts in the breccia display intense textural destruction and hydrothermal alteration. Matrix to the breccia consists of massive magnetite, massive quartz, and ribbon-banded quartz-magnetite veins. Veins of quartz-magnetite, quartz-sulfide and magnetite are observed cutting the breccia clasts and matrix.  The scale and intensity of this breccia pipe is typical of many large oceanic-arc porphyry mineral systems such as Grasberg (Indonesia), Cadia-Ridgeway (Australia), and Ok Tedi (Papua New Guinea).

Drill Hole SBS-22-07 tested a discrete intensely magnetic anomaly east of the Bronson resource. This hole encountered peripheral porphyry-style alteration with a 186-meter interval of copper-gold mineralization and other narrow grade zones.  This separate target zone seems to be less eroded than Bronson Slope and warrants additional drill testing.

2022 Iskut Project Drilling Assay Results

Hole #	Depth (m)	From (m)	To (m)	Interval (m)	Au g/t	Cu %	Ag g/t
SBS-22-01	874.3 including	6.8	453.0	446.2	0.28	0.14	3.2
		6.8	175.6	168.8	0.35	0.18	2.4
SBS-22-02	1030.3	240.0	558.0	318.0	0.52	0.08	4.8
SBS-22-03	897.3	747.0	789.0	42.0	0.38	0.02	2.8
SBS-22-04	1060.6	67.0	133.0	66.0	0.21	0.02	3.1
		218.0	268.0	50.0	0.34	0.05	4.1
SBS-22-05	872.8 including	10.5	299.0	288.5	0.70	0.28	2.7
		23.6	198.0	174.4	0.86	0.34	3.0
		619.4	682.4	63.0	0.90	0.17	2.9
SBS-22-06	1221.7 including	25.1	56.6	31.5	0.30	0.02	1.5
		103.1	274.0	170.9	0.30	0.02	1.2
		468.7	819.0	350.3	0.31	0.11	1.1
		649.4	722.7	73.3	0.66	0.32	1.7
SBS-22-07	779.0	15.0	201.0	186.0	0.27	0.12	3.6
SBS-22-08	1303.3 including	7.2	293.5	286.3	0.52	0.24	0.8
		7.2	98.6	91.4	0.72	0.35	1.8
SBS-22-09	1244.2	59.0	87.0	28.0	0.41	0.18	4.8
		1048.0	1117.2	67.2	0.30	0.07	2.0
SBS-22-10	1283.2 including	20.6	362.2	341.6	0.43	0.21	0.3
		20.6	161.7	141.1	0.50	0.26	0.6

Note: True width of the intervals has not been established and will require more drilling.

Regional geophysical surveys and continuous surface geology work on the property have confirmed a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets.  All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits as at KSM.

The Bronson Slope target contains a measured and indicated resource of 187Mt of 0.36 g/t gold and 0.12% copper. Our current view of this mineralization is that it represents the interaction between fluids that generated the quartz-magnetite breccia pipe and the overlaying wall rock. Drilling at the remnant lithocap on Quartz Rise and historical drilling at the Snip North target has encountered meaningful gold-copper grades that will be investigated further in 2023.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank, duplicate and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal asset, the KSM project, and its Iskut project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable.  Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the quartz-magnetite pipe originating from a major gold-copper intrusive source, including that the age of the intrusive is similar to those we discovered at our nearby KSM project; (ii) the regional trend identified at the Iskut Project pointing to significant potential for multiple, or a cluster of, porphyry deposits; (iii) the scale and intensity of this breccia pipe is typical of many other large oceanic-arc porphyry mineral systems such as Grasberg (Indonesia), Cadia-Ridgeway (Australia), and Ok Tedi (Papua New Guinea); (iv) the mineralization of the resource estimate at Bronson slope representing the interaction between fluids that generated the quartz-magnetite breccia pipe and the overlaying wall rock; (v) the resource estimate in respect of the Iskut Project; and (vi) timing and extent of the work to be performed in work programs in 2023.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified regional trend not being indicative of the presence of multiple porphyry deposits; (iii) the assumed presence of and continuity of metals at the Project between drill holes, including at grades estimated in the mineral resource estimate and the other assumptions underlying the resource estimate; and (iv) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com